STAMPS.COM INC.

January 6, 2020

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Trade & Services
Washington, D.C. 20549
Attention:  Theresa Brillant; and Doug Jones.

Dear Ms. Brillant and Mr. Jones:

Stamps.com Inc. (“Stamps.com”) is in receipt of the letter from the Staff of the Securities and Exchange Commission, dated December 30, 2019, regarding the limited review of the financial statements and related disclosures in Stamps.com’s annual report on Form 10-K for the fiscal year ended December 31, 2018, filed March 1, 2019.

As discussed in a telephone conversation earlier today between David M. Zlotchew, Senior Corporate Counsel, and Ms. Brillant, due to holiday schedules, Stamps.com respectfully requests an extension of time to respond to the letter through close of business, East Coast time, on January 29, 2020.

Kindly confirm if this request is acceptable.  If you have any questions, please contact Amy Crowe, Senior Manager, Accounting, at 310-482-5871.

Sincerely,

/s/ Jeff Carberry
Jeff Carberry
Chief Financial Officer

1990 E. Grand Avenue, El Segundo, California 90245